

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2017

Mr. Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

> **Re: Automatic Data Processing, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed October 5, 2017**
> **File No. 001-05397**

Dear Mr. Williams:

We have reviewed your filings and have the following comment.

Decline in Share Price and Negative TSRs Caused by Pershing Square's Involvement, page 5

1. Please disclose the dates used for calculating the decline in share price in each instance and, if not self-evident, the basis for selecting those dates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Scott Barshay
Paul, Weiss, Rifkind, Wharton & Garrison LLP